CORRESPONDENCE

GREIF, INC.

425 Winter Road

Delaware, Ohio 43015

December 17, 2014

VIA EDGAR

United States

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Greif, Inc.

Form 10-K for Fiscal Year Ended October 31, 2013 (the “2013 Form 10-K”)

Filed December 23, 2013

Response dated November 13, 2014

File No. 1-00566

Ladies and Gentlemen:

This letter is in response to the November 25, 2014 comment letter from the Staff of the Securities and Exchange Commission (the “Commission”) to Lawrence A. Hilsheimer, Chief Financial Officer of Greif, Inc. (the “Company”), with respect to the subject filing. The November 25 letter related to the Company’s response letter dated November 13, 2014 (the “Response Letter”).

For convenience, the comment contained in the November 25 letter is repeated below (in italics) followed by the Company’s response. The Company believes that the following information responds fully and completely to each of the comments in the November 25 letter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Critical Accounting Policies, page 20

Goodwill, Other Intangible Assets and Other Long-Lived Assets, page 21

1.	We note your response to comment 1 in our letter dated October 23, 2014. The aggregation of components into the Rigid Industrial Packaging & Services – Americas and Rigid Industrial Packaging & Services Europe, Middle East, Africa and Asia Pacific reporting units appears to be a judgmental area with assumptions that could result in a material change in the way goodwill is tested for impairment. As such, it appears additional disclosure in your critical accounting policies section of MD&A may be required. In regard to this concern, we note in your most recent conference call held by management and included as exhibit 99.2 to the August 29, 2014 Form 8-K, there appeared to be diversity in operating results for the various regions composing the two operating segments in your Rigid Industrial Packaging & Services reportable segment. As such, please provide us with a more comprehensive understanding as to how you determined that the components of the two operating segments for your Rigid Industrial Packaging & Services reportable segment have similar economic characteristics in light of the statements noted suggesting otherwise. Please also provide us with the additional disclosure you intend to provide in your critical accounting policies section of MD&A for the identification of your reporting units in response to this comment.

[*]=Portions of this document have been omitted pursuant to a confidential treatment request. An unredacted version of this document has been filed with the Securities and Exchange Commission.

In response to the Staff’s comment, the Company notes that the diversity in operating results discussed during the most recent conference call held by management was intended to focus on diversity in sales volumes that are short-term in nature as opposed to long-term trends. The information discussed by management during the conference call was not intended to focus on a gross margin comparison between businesses, which is one of the primary quantitative metrics used by the Company in determining similar long-term economic characteristics for the purposes of aggregating two or more components into a single reporting unit. Because our various geographies may be subject to short-term external economic trends or events, we focus on gross margins in determining economic similarity between operating components.

The following discussion summarizes our overall approach to identifying our reporting units, including our analysis of the combination of the components included within the Rigid Industrial Packaging & Services – Americas (“RIPS Americas”) and Rigid Industrial Packaging & Services Europe, Middle East, Africa and Asia Pacific (“RIPS EMEA APAC”) operating segments for purposes of identifying the reporting units within these operating segments.

Background

The Company currently reports operations in four segments, Rigid Industrial Packaging & Services (“RIPS”), Paper Packaging & Services (“PPS”), Flexible Products & Services (“FPS”), and Land Management (“LM”), based on our assessment of Accounting Standards Codification (“ASC”) 280, “Segment Reporting.” As noted by the Staff, we have identified two operating segments within our RIPS reportable segment that are currently being aggregated into a single reportable segment. Within each RIPS operating segment, we have identified various components for the purposes of identifying our reporting units for testing goodwill for impairment. The following is a summary of the components within each of the operating segments that comprise the RIPS reportable segment:

•	The RIPS Americas operating segment is comprised of the following components:

•	RIPS North America (“RIPS NA”);

•	RIPS Latin America (“LAMR”);

•	Delta;

•	Life Cycle Services North America (“LCS NA”); and

•	Greif Packaging Accessories (“GPA”).

•	The RIPS EMEA APAC operating segment is comprised of the following components:

•	Western Europe;

•	Eastern Europe;

•	Africa;

•	North Africa & Middle East;

•	Fustiplast and RIPS Italy; and

•	APAC.

The Company’s RIPS business is a leading global producer of rigid industrial packaging products, such as steel, fibre and plastic drums, rigid intermediate bulk containers (“IBCs”), closure systems for industrial packaging products, transit protection products, water bottles and remanufactured and reconditioned industrial containers, and services, such as container life cycle management, recycling of industrial containers, blending, filling, logistics, warehousing and other packaging services. Our extensive footprint of rigid industrial packaging facilities around the world enables us to deliver our products quickly and effectively to our customers, whether they are local, regional or multi-national.

Each of RIPS Americas and RIPS EMEA APAC is centrally managed by a separate Group President who functions as the segment manager for each of these operating segments. Each Group President regularly reviews the discrete financial information including the operating results of each of the components that constitute the operating segment for which the Group Presidents are responsible (identified above). As discussed further below, the components constituting the RIPS reportable segment are highly similar across a global scale, and include common product and service offerings, common global customers and distribution means, common manufacturing capabilities, significant sharing of resources including supply chain sourcing, and common control platforms. These businesses are highly integrated with an objective of servicing common customers and industries on a global basis. The structure of our operating segments, components and reporting units, while somewhat geographic in nature, is based on the manner in which we manage the business.

Determining Our Reporting Units—Guidance Considered

In performing our annual impairment test for goodwill, the Company follows the guidance outlined in ASC 350-20-35, paragraphs 33, 34 and 35, regarding the identification of components of operating segments and the aggregation of two or more components into a single reporting unit when those components are within the same operating segment and share similar economic characteristics from both a qualitative and quantitative perspective.

ASC 350-20-35-35 requires the Company to consider factors described in ASC 280-10-50-11 when determining whether components exhibit similar long-term financial performance and similar economic characteristics, which requires the consideration of the nature of the products and services, the nature of the production processes, the type or class of customer for the products or services, the methods used to distribute the products or provide services, and the nature of the regulatory environment. For the purpose of determining whether components of each of our RIPS operating segments can be aggregated and deemed a single reporting unit, we review the components’ long-term operating performance with a primary emphasis on gross profit margin and operating profit margin. The Company also considers qualitative factors described in ASC 280-10-50-11

Additionally, when evaluating whether the components of each of the RIPS operating segments have similar economic characteristics, the Company considers guidance in ASC 350-20-55 paragraphs 6 and 7 in addition to the factors described in ASC 280-10-50-11. ASC 350-20-55-6 states that evaluating whether components of an operating segment have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances, and that the assessment should be more qualitative than quantitative. ASC 350-20-55-7 indicates that all factors in paragraph 280-10-50-11 should be considered, but not every factor needs to be met in order for components to be considered economically similar. Additionally, the determination of whether components are economically similar is not limited to the factors described in that paragraph. Finally, ASC 350-20-55-7 provides additional factors to consider in determining whether components of an operating segment can be aggregated into a single reporting unit. Those factors include, but are not limited to: (i) the manner in which an entity operates its business and the nature of operations; (ii) whether goodwill is recoverable from the separate operations of each component working in concert (specifically if the components are economically interdependent); (iii) the extent to which the components share assets and other resources; and (iv) whether the components support and benefit from common research and development projects.

Analysis of Each Operating Segment

Based on the guidance previously cited, we have performed both a qualitative and a quantitative analysis of the economic similarity of components within each of the RIPS operating segments for purposes of determining our reporting units.

Rigid Industrial Packaging & Services – Americas

Qualitative Analysis

The RIPS Americas operating segment consists of the five components previously identified, which are managed by a single Group President who is responsible for this operating segment. The following is a brief discussion of the business activities of each of the RIPS Americas components:

•	RIPS NA & LAMR – These two components both manufacture rigid industrial packaging of steel drums, plastic drums, fibre drums, IBCs and water bottles within their respective geographical regions. RIPS NA focuses on manufacturing and sales in the United States and Canada, and LAMR focuses on South America and the other Americas. The types of customers of both components are primarily in the chemicals, paints and pigments, food and beverage, petroleum, pharmaceutical, and agricultural industries. RIPS NA and LAMR combined account for approximately [*] of RIPS Americas’ external revenue.

•	Delta – This component provides blending, filling, warehousing, and other services within the RIPS NA network. Delta is an integrated business platform that provides services to customers within the US and Canada. Some customers of Delta have their packaging products produced by our RIPS NA manufacturing locations delivered directly to Delta for their blending and fillings needs. Delta’s customers are substantially the same as those in RIPS NA listed above. Beginning in fiscal 2014, Delta was fully integrated into the RIPS NA component and is no longer managed or reviewed as a separate operating component. Delta accounts for approximately [*] of the RIPS Americas’ external revenue.

•	GPA – This component provides industrial closures for metal and plastic drums and other containers, closing rings, lids and tops, paints and linings and packaging accessories to drums manufactured and re-conditioned within the Greif network. GPA is a vertically integrated business platform within the RIPS Americas operating segment that manufactures these products which are either sold intercompany for inclusion as an integrated product sale to external customers from another component in the RIPS Americas operating segment, or sold directly to our customers by GPA as a complementary product to those sold by RIPS NA and LAMR. Approximately [*] of GPA’s revenue is generated from sales to other Greif subsidiaries around the world. Specific plans and strategies have been developed and are being implemented that are expected to increase internal sales significantly above [*]. GPA accounts for only [*] of this operating segment’s external revenue.

•

LCS NA – This component collects, cleans, reshapes, reconditions, remanufactures and tests industrial containers for reuse and recycling, extending the life of these products and responsibly recycling their component raw materials until the end of their life cycles. LCS NA was acquired through a series of acquisitions beginning in late 2010 to offer Greif’s global customer base the opportunity to manage their used industrial containers. As part of Greif’s product portfolio strategy, the business sells reconditioned and remanufactured industrial drums and IBCs throughout North America. LCS NA provides existing Greif customers the ability to manage their used industrial containers, procure new and reconditioned containers and reduce their environmental footprint. Although it constitutes a small portion of our revenue, LCS NA reconditions drums provided to them by RIPS NA customers. Many customers use reconditioned drums and IBCs interchangeably with new drums and IBCs because reconditioned drums generally have a lower selling price. Therefore, LCS NA acts as a complementary business to RIPS NA, especially in terms of steel drums because these products have higher margins when steel prices are high (as customers move to lower cost reconditioned drums) and new drums have higher margins when steel prices are low. LCS NA accounts for only [*] of this operating segment’s external revenue.

Our analysis of the economic similarity of the five components within the RIPS Americas operating segment focuses on the guidance within ASC 350-20-35-35, ASC 280-10-50-11, and ASC 350-20-55-6&7. Below we have listed those factors, along with our qualitative analysis of each factor:

a.	The nature of the products and services

Company’s Analysis: As noted above, each of the components within RIPS Americas offer the same/similar or complementary products and services, which is consistent with Greif management’s overall business strategy within the RIPS Americas operating segment: to offer customers a full service portfolio of packaging products and services.

b.	The nature of the production processes

Company’s Analysis: RIPS NA and LAMR produce most of the same products through the same/similar manufacturing processes. The manufacturing processes and lines for the production of steel drums, plastic drums, fibre drums, and IBCs, respectively, are substantially the same at all facilities. Delta provides services such as blending, filling, warehousing, and logistics. Delta has different manufacturing processes, but is a vertically integrated piece of the RIPS NA product portfolio. The GPA production processes is slightly different as this component produces closure systems and other drum components that are a part of the finished goods produced by the other RIPS Americas and RIPS EMEA APAC components. LCS NA uses different processes to collect, clean, reshape, and recondition industrial packaging products for reuse. However, the end product for LCS NA is the same as our new rigid products and is used for the same purpose by generally the same customers. In summary, the various production processes of the reporting units can be considered to be slightly different, but they exist as a part of one vertically integrated and complementary platform of products and services.

c.	The type or class of customer for their products and services

Company’s Analysis: As noted above, the types of customers served by the components within RIPS Americas are similar and are primarily in the chemicals, paints and pigments, food and beverage, petroleum, pharmaceutical, and agricultural industries.

d.	The methods used to distribute their products or provide their services

Company’s Analysis: Operations for our packaging products are generally located in local proximity to the end customers, on average about [*] miles or less, to reduce shipping costs. The distribution methods are generally similar and typically shipped via trucks within the delivery range of the locations.

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities

Company’s Analysis: This factor is not applicable for our Company or this operating segment.

In determining whether components should be combined into one reporting unit based on their economic similarities, factors that should be considered in addition to those in ASC 280-10-50-11 noted above include but are not limited to, the following included within ASC 350-20-55-7. Below we have listed those factors, along with our qualitative analysis of each factor:

a.	The manner in which an entity operates its business and the nature of those operations

Company’s Analysis: As noted above, Greif’s overall business strategy within the RIPS Americas operating segment is to offer customers a full service portfolio of packaging products and services. This approach allows the Company to serve as the sole supplier to our customers for all of their packaging needs within the RIPS Americas operating segment. The purpose of this full integration of the RIPS platform is to take an integrated approach to pricing, contracts, services, and the like. The business is managed to operate with economic interdependence among the components within this operating segment, which enables the Company to focus on achieving maximum synergies. Our components within the RIPS Americas operating segment depend upon one another to service our key global customers/accounts. Because of the cost restrictive nature of shipping our packaging products over extended distances, we generally locate our manufacturing facilities near our key customers. For example, it is common for the Company to maintain manufacturing facilities in remote locations in order to service all of the needs of our key global accounts. We have [*] key accounts, with a subset of those accounts deemed to be key global accounts. These key global accounts are managed by one team that has formal relationship protocols and monthly meetings to assess performance and strategies in respect of each global account. The Company strategically installs new production lines or relocates production capabilities as needed across components and geographic regions in order to meet customer needs and share specifically designed production processes and equipment. We contract with our key global and regional customers through various types of arrangements. A subset of our key global accounts has global arrangements in place under which products are delivered throughout the world through RIPS on the same terms and conditions. We have multi-regional agreements that are very similar to our global arrangements, but either exclude specific regions or have different terms for certain regions. Additionally, customers that are not considered key accounts based on their annual transactions or other factors also enter into global or multi-regional agreements.

b.	Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert

Company’s Analysis: Based on the analysis above of the manner in which the RIPS Americas operating segment, and the components within this operating segment, are operated and managed, we believe that goodwill is recoverable from the component businesses within the RIPS Americas operating segment working in concert in an integrated fashion.

c.	The extent to which the component businesses share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms

Company’s Analysis: The components within RIPS Americas extensively share assets and other resources with one another as part of the businesses strategy to provide customers with their packaging needs while enhancing shareholder value. For example, from an operations perspective, key customer accounts, sourcing and supply chain, and research and development activities are all centrally managed for the benefit of each component within RIPS Americas. Our sourcing of raw materials and other inputs in our supply chain is managed centrally by a globally structured team within the Company. For example, resin (for plastic drums) and steel purchases are both generally covered by global sourcing arrangements. Another example of economic interdependence, as we invest in new machinery and equipment at locations, we utilize existing equipment throughout our portfolio globally by relocating it to other regions in order to take advantage of production capabilities and bring capacity for products and services online in other regions. In addition to these operational areas, certain administrative, finance, and strategic functions, such as cash management, financial planning and analysis, shared service functions in our US located shared service center, and legal, tax and accounting services are provided centrally for all components of RIPS Americas.

d.	Whether the components support and benefit from common research and development projects

Company’s Analysis: Research and development projects have been centrally developed and resulted in global implementation of new products throughout our RIPS Americas portfolio. For example, our NexDrum plastic drum was centrally developed in the US and is being implemented throughout the entire worldwide RIPS portfolio.

Quantitative Analysis

Below is a table illustrating the RIPS Americas components’ historical average gross margins, average operating profit margins, and average percentage of sales for each component from 2010 through 2014. Additionally, the Company has provided external revenue, gross profit, and operating profit by year for each of the components below as an Appendix to this response. The RIPS – Americas operating segment’s average total revenue over the previous five-year period was [*].

	Gross Margin	OP Margin	Percent of Sales
RIPS NA	[*]	[*]	[*]
LAMR	[*]	[*]	[*]
Delta	[*]	[*]	[*]
GPA	[*]	[*]	[*]
LCS NA	[*]	[*]	[*]

The Company notes that gross margin for RIPS NA and LAMR are approximately [*] and [*] over a longer term. LAMR has a different overall gross margin than RIPS NA as a result of difficult economic circumstances in that region in the last few years, as well as slight differences in product mix. Additionally, there are specific factors currently contributing to the differences in operating profit margin. Over the most recent years, LAMR grew through acquisitions that are continuing to be integrated to optimize performance. This has caused the accounting results to differ from the economic results due to such items as amortization expense of intangible assets which are not attributable in our mature businesses. For example, amortization expense as a percentage of gross profit for the period ended October 31, 2013 for RIPS NA, LAMR, Delta, GPA, and LCS NA was [*], [*], [*], [*], and [*], respectively. Additionally, through our rapid acquisition growth in that region, we acquired a large footprint, including redundant facilities, which we are in the steps of rationalizing. Therefore, over the long term, we expect margins in LAMR to be more consistent with RIPS NA as we take steps to improve capacity utilization, profitability, and product mix in that market. Delta is an integrated business in our product and services portfolio and this type of business has a slightly different margin as it is service based. As noted above, approximately half of GPA’s revenue is intercompany and is eliminated in consolidation within RIPS. The amounts included above represent external results to Greif customers. GPA’s gross margin is different because of low manufacturing costs per unit, with certain SG&A costs focused solely on internal sales. However, GPA manufactures parts and accessories that go into the finished goods manufactured in RIPS NA, LCS NA and LAMR that are sold to third parties and are therefore part of the full portfolio of products within the operating segment. Our strategic plan is to further integrate GPA with the traditional drum businesses that exist within RIPS NA, LAMR, and LCS NA. This component benefits from the ability to manufacture centrally and ship product to multiple RIPS plants and third party customers. In addition, direct third party sales of packaging accessories leverages the infrastructure that supports the production of packaging accessories that are used in RIPS drum sales. Therefore, GPA is considered an integrated component supporting the Company’s conclusion that it is economically similar to RIPS NA, LAMR, and LCS NA. LCS NA is a complementary product line, offering our customers the ability to manage their used industrial containers, procure new and reconditioned containers and reduce their environmental footprint. As previously stated, LCS NA in comprised of recent acquisitions and is being integrated into our business. This results in specific costs, such as amortization expense of intangible assets, that make the financial results appear lower than the economic results. The gross margin of this component is similar to RIPS NA and that component’s long-term expected margins.

Based on our review of the quantitative and qualitative factors, we have concluded that the components exhibit similar long-term financial and similar economic characteristics under ASC350-20-35. Given our full service product portfolio, same customer base for key global accounts, and economical interdependency of the components within the RIPS Americas operating segment, the Company believes that the combination of qualitative and quantitative considerations as described in ASC 350 and ASC 280 support our conclusion that these components are economically similar and should be aggregated into one reporting unit for purposes of our ASC 350 impairment analysis.

The Rigid Industrial Packaging & Services – Europe, Middle East, Africa, and Asia Pacific

Qualitative Analysis

The RIPS EMEA APAC operating segment consists of the six components previously identified, which are managed by a single Group President who is responsible for this operating segment. Each of the six components in the RIPS EMEA APAC operating segment manufacture products in the industrial packaging market, consisting of some or all of the following products: rigid industrial packaging of steel drums, plastic drums, fibre drums, IBCs and water bottles. The products and services offered within all of these components are part of an integrated supply chain, and these components serve customers primarily in the chemicals, paints and pigments, food and beverage, petroleum, pharmaceutical, and agricultural industries. In addition, certain components in this operating segment also provide lifecycle services, which provide existing Greif customers the ability to manage their used industrial containers, procure new and reconditioned containers and reduce their environmental footprint. Each of the six components within this operating segment, therefore, manufactures and sells similar products and provides similar services in their respective geographical markets. Note, our core products, which are steel drums and plastic drums, are common across all of the components. However, our other products are not offered in all geographies because the production of certain products is based on customer demand and some markets are developed and some are under developed and represent future growth opportunities.

Our analysis of aggregation of the components within the RIPS EMEA APAC operating segment into a single reporting unit focuses on the guidance within ASC 350-20-35-35, ASC 280-10-50-11, and ASC 350-20-55-6&7. Below we have listed those factors, along with our qualitative analysis of each factor:

a.	The nature of the products and services

Company’s Analysis: As noted above, each of the components within RIPS EMEA APAC offer the same/similar or complementary products and services. Each component sells these products and services within the different geographic regions served by this operating segment. We consider the products manufactured in the RIPS EMEA APAC to be similar and part of a comprehensive and complimentary product portfolio managed geographically to suit the needs of Greif’s global customer base.

b.	The nature of the production processes

Company’s Analysis: All of the components of RIPS EMEA APAC produce most of the same/similar products through similar manufacturing processes. The manufacturing processes and lines for the production of steel drums, plastic drums, fibre drums, and IBCs, respectively, are substantially the same at all facilities. As previously mentioned, not all products are offered in all geographies because of customer demand and market characteristics.

c.	The type or class of customer for their products and services

Company’s Analysis: As noted above, the types of customers served by the components within RIPS EMEA APAC operating segment are similar and include customers primarily in the chemicals, paints and pigments, food and beverage, petroleum, pharmaceutical, and agricultural industries.

d.	The methods used to distribute their products or provide their services

Company’s Analysis: Operations are generally located in local proximity to the end customers, on average about [*] miles or less, to reduce shipping costs. The distribution methods are similar and typically shipped via trucks within the delivery range of the locations.

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities

Company’s Analysis: This factor is not applicable for our Company or the components of this operating segment.

In determining whether components should be combined into one reporting unit based on their economic similarities, factors that should be considered in addition to those in ASC 280-10-50-11 noted above include but are not limited to, the following factors included within ASC 350-20-55-7. Below we have listed those factors, along with our qualitative analysis of each factor:

a.	The manner in which an entity operates its business and the nature of those operations

Company’s Analysis: The business is managed to operate with economic interdependence among the components within the RIPS EMEA APAC operating segment, which enables the Company to focus on achieving maximum synergies. Our operations depend upon one another to service our key global customers/accounts. Because of the cost restrictive nature of shipping our packaging products over extended distances, we generally locate our manufacturing facilities near our key customers. For example, it is common for the Company to maintain manufacturing facilities in remote or non-strategic locations in order to service all of the needs of our key global accounts. We have [*] key accounts, with a subset of those accounts deemed to be key global accounts. These key global accounts are managed by one team that has formal relationship protocols and monthly meetings to assess performance and strategies and cover products and services across all the components. We contract with our key global and regional customers through various types of arrangements. A subset of our key global accounts has global arrangements in place under which products are delivered throughout the world through RIPS on the same terms and conditions. We have multi-regional agreements that are very similar to our global arrangements, but either exclude specific regions or have different terms for certain regions. Additionally, customers that are not considered key accounts based on their annual transactions or other factors also enter into global or multi-regional agreements.

b.	Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert

Company’s Analysis: Based on the analysis above of the manner in which the RIPS EMEA APAC operating segment, and the components within this operating segment, are operated and managed, we believe that goodwill is recoverable from the component businesses within the RIPS EMEA APAC operating segment working in concert in an integrated fashion.

c.	The extent to which the component businesses share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms

Company’s Analysis: The components within the RIPS EMEA APAC operating segment extensively share assets and other resources as part of the businesses strategy to provide customers with their packaging needs while enhancing shareholder value. For example, key customer accounts, sourcing and supply chain, and research and development activities are all centrally managed and benefit each component. Our sourcing of raw materials and other inputs in our supply chain is managed centrally by a globally structured team within the Company. For example, resin (for plastic drums) and steel purchases are both generally covered by global sourcing arrangements. In another example of economic interdependence, as we invest in new machinery and equipment at locations, we utilize existing equipment throughout our portfolio globally by relocating it to other regions in order to take advantage of production capabilities and bring capacity for products and services online in other regions. Our EMEA APAC service center provides financing activities, such as intercompany lending and receivable factoring programs to components within the operating segment. In addition certain administrative and strategic functions, such as cash management, financial planning and analysis, legal, tax, accounting and finance services and other administrative services, are provided centrally for all of the RIPS EMEA APAC components. There is a strategically located shared service center that focuses on inventory, accounting, collection and payable functions.

d.	Whether the components support and benefit from common research and development projects

Company’s Analysis: Certain research and development projects have been centrally developed and resulted in global implementation of new products throughout the worldwide RIPS portfolio. The Company strategically installs new lines or relocates production capabilities as needed across components and geographic regions in order to meet customer needs and share specifically designed production processes and equipment. For example, we installed, or are in the process of installing, more than a dozen new IBC lines across multiple components. After completion of our acquisition of Fustiplast, a worldwide leader in IBCs, in 2011, we identified key global markets and have continued to install new IBC production lines across our entire RIPS portfolio. These new IBC lines are being constructed and implemented throughout the world through a centralized team and are being fully integrated into our overall RIPS portfolio.

Quantitative Analysis

Below is a table illustrating the historical average gross margins, average operating profit margin, and average percentage of sales for the components within the RIPS EMEA APAC operating segment from 2010 through 2014. Additionally, the Company has provided external revenue, gross profit, and operating profit by year for each of the components below as an Appendix to this response. The RIPS EMEA APAC operating segment’s average revenue over the previous five-year period was [*].

	Gross Margin	OP Margin	Percent of Sales
Western Europe	[*]	[*]	[*]
Eastern Europe	[*]	[*]	[*]
Africa	[*]	[*]	[*]
North Africa & Middle East	[*]	[*]	[*]
Fustiplast & RIPS Italy	[*]	[*]	[*]
APAC	[*]	[*]	[*]

The Company notes that certain variations exist in the quantitative metrics for the components discussed above. For example, our recent acquisitions have been in the Western Europe, Fustiplast & RIPS Italy, and APAC components. These acquisitions are continuing to be integrated. This has caused the accounting results to differ from the economic results due to such items as amortization expense of intangible assets which are not attributable in our mature businesses. For example, amortization expense as a percentage of gross profit for the period ended October 31, 2013 for Western Europe, Eastern Europe, Africa, North Africa & Middle East, Fustiplast & RIPS Italy, and APAC was [*], [*], [*], [*], [*], and [*], respectively. Additionally, integration has resulted in increased costs as a result of the acquisition of multiple, redundant facilities in some markets such as Germany which we are in the process of rationalizing. However, in evaluating these components over the long term, we expect margins to be more consistent across the components as we continue to improve capacity utilization and profitability across the operating segments global footprint.

Based on our review of the quantitative and qualitative factors, we have concluded that the components exhibit similar long-term financial and similar economic characteristics under ASC 350-20-35. Given our full service product portfolio, same customer base for key global accounts, and economical interdependency of the components within the RIPS EMEA APAC operating segment, the Company believes that the combination of qualitative and quantitative considerations as described in ASC 350 and ASC 280 support our conclusion that these components are economically similar and should be aggregated into one reporting unit for purposes of our ASC 350 impairment analysis.

Conclusion

We believe that the qualitative elements of our business and the underlying economic interdependency of our components are significant to our evaluation and conclusion of aggregating the components of each of our RIPS operating segments into two reporting units. Additionally, as the Company is organized and managed to offer a full service product portfolio to our customers on a global basis, we place heavier emphasis on the qualitative factors outlined in ASC 280-10-50-11 and the qualitative considerations in ASC 350-20-55-7 when determining our reporting units within our RIPS Americas and RIPS EMEA APAC operating segments. While there may be some variations in the historical average gross margins and average operating profit margins of the various components within the reporting units, we believe that the combination of qualitative and quantitative considerations support our conclusion that these components are economically similar and should be aggregated into one reporting unit for purposes of our ASC 350 impairment analysis. The differences were considered as part of our conclusion. However, according to the accounting guidance outlined above, variation in certain quantitative factors does not preclude operating components within operating segments from being economically similar or economically interdependent. Generally, these variations are expected to be short term in nature and not reflective of the overall long term expected performance of components. The qualitative and quantitative factors of our business demonstrate that they are economically similar and should be aggregated.

Based on this guidance, the weight of the collective qualitative and quantitative factors described and analyzed above, and the manner in which we expect to recover our goodwill, we have concluded that it is appropriate to: (1) aggregate the five components within the RIPS Americas operating segment, and deem such aggregated components a reporting unit for goodwill impairment testing purposes; and (2) aggregate the six components within the RIPS EMEA APAC operating segment, and deem such aggregated components a reporting unit for goodwill impairment testing purposes.

In response to the Staff’s request for additional critical accounting policy disclosure, the Company will provide the following disclosures related to Goodwill in the Critical Accounting Policies section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in the 2014 Form 10-K, and the Company will provide similar disclosures in future filings:

“The Rigid Industrial Packaging & Services segment consists of the following two operating segments: Rigid Industrial Packaging & Services – Americas; and Rigid Industrial Packaging & Services Europe, Middle East, Africa, and Asia Pacific. Both of these operating segments consist of multiple components that have discrete financial information available that is reviewed by segment management on a regular basis. We have evaluated these components and concluded that they are economically similar and should be aggregated into two separate reporting units. For the purpose of aggregating our reporting units, we review the long-term performance of gross profit margin and operating profit margin. Additionally we review qualitative factors such as common customers, similar products, similar manufacturing processes, sharing of resources, level of integration, and interdependency of processes across components. We place greater weight on the qualitative factors outlined in ASC 280 and consider the guidance in ASC 350 in determining whether two or more components of an operating segment are economically similar and can be aggregated into a single reporting unit. However, our assessment of the aggregation includes both qualitative and quantitative factors and is based on the facts and circumstances specific to the components.”

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact me at your convenience.

Very truly yours,

GREIF, INC.

By	/s/ Lawrence A. Hilsheimer
Lawrence A. Hilsheimer
Executive Vice President and Chief Financial Officer

[*]=Portions of this document have been omitted pursuant to a confidential treatment request. An unredacted version of this document has been filed with the Securities and Exchange Commission.

	2014 OCT	2013 OCT	2012 OCT	2011 OCT	2010 OCT	Totals
RIPS-Americas
	FY2014	FY2013	FY2012	FY2011	FY2010	5 Year Average
RIPS NA
Net Sales	[*]	[*]	[*]	[*]	[*]	[*]
Gross Profit	[*]	[*]	[*]	[*]	[*]	[*]
GP Margin	[*]	[*]	[*]	[*]	[*]	[*]
Operating Profit	[*]	[*]	[*]	[*]	[*]	[*]
OP Margin	[*]	[*]	[*]	[*]	[*]	[*]
LAMR
Net Sales	[*]	[*]	[*]	[*]	[*]	[*]
Gross Profit	[*]	[*]	[*]	[*]	[*]	[*]
	[*]	[*]	[*]	[*]	[*]	[*]
Operating Profit	[*]	[*]	[*]	[*]	[*]	[*]
	[*]	[*]	[*]	[*]	[*]	[*]
GPA
Net Sales	[*]	[*]	[*]	[*]	[*]	[*]
Gross Profit	[*]	[*]	[*]	[*]	[*]	[*]
	[*]	[*]	[*]	[*]	[*]	[*]
Operating Profit	[*]	[*]	[*]	[*]	[*]	[*]
	[*]	[*]	[*]	[*]	[*]	[*]
LCSNA
Net Sales	[*]	[*]	[*]	[*]	[*]	[*]
Gross Profit	[*]	[*]	[*]	[*]	[*]	[*]
	[*]	[*]	[*]	[*]	[*]	[*]
Operating Profit	[*]	[*]	[*]	[*]	[*]	[*]
	[*]	[*]	[*]	[*]	[*]	[*]
DELTA
Net Sales	[*]	[*]	[*]	[*]	[*]	[*]
Gross Profit	[*]	[*]	[*]	[*]	[*]	[*]
	[*]	[*]	[*]	[*]	[*]	[*]
Operating Profit	[*]	[*]	[*]	[*]	[*]	[*]
	[*]	[*]	[*]	[*]	[*]	[*]
		Total RIPS-Americas			Net Sales	[*]
				Gross Profit		[*]
[*]
				Operating Profit		[*]
[*]

RIPS-EMEA & Asia
	FY2014	FY2013	FY2012	FY2011	FY2010	5 Year Average
Africa
Net Sales	[*]	[*]	[*]	[*]	[*]	[*]
Gross Profit	[*]	[*]	[*]	[*]	[*]	[*]
	[*]	[*]	[*]	[*]	[*]	[*]
Operating Profit	[*]	[*]	[*]	[*]	[*]	[*]
	[*]	[*]	[*]	[*]	[*]	[*]
Western Europe
Net Sales	[*]	[*]	[*]	[*]	[*]	[*]
Gross Profit	[*]	[*]	[*]	[*]	[*]	[*]
	[*]	[*]	[*]	[*]	[*]	[*]
Operating Profit	[*]	[*]	[*]	[*]	[*]	[*]
	[*]	[*]	[*]	[*]	[*]	[*]
Eastern Europe
Net Sales	[*]	[*]	[*]	[*]	[*]	[*]
Gross Profit	[*]	[*]	[*]	[*]	[*]	[*]
	[*]	[*]	[*]	[*]	[*]	[*]
Operating Profit	[*]	[*]	[*]	[*]	[*]	[*]
	[*]	[*]	[*]	[*]	[*]	[*]
North Africa & Middle East
Net Sales	[*]	[*]	[*]	[*]	[*]	[*]
Gross Profit	[*]	[*]	[*]	[*]	[*]	[*]
	[*]	[*]	[*]	[*]	[*]	[*]
Operating Profit	[*]	[*]	[*]	[*]	[*]	[*]
	[*]	[*]	[*]	[*]	[*]	[*]
Fusti Plast & RIPS Italy
Net Sales	[*]	[*]	[*]	[*]	[*]	[*]
Gross Profit	[*]	[*]	[*]	[*]	[*]	[*]
	[*]	[*]	[*]	[*]	[*]	[*]
Operating Profit	[*]	[*]	[*]	[*]	[*]	[*]
	[*]	[*]	[*]	[*]	[*]	[*]
APAC
Net Sales	[*]	[*]	[*]	[*]	[*]	[*]
Gross Profit	[*]	[*]	[*]	[*]	[*]	[*]
	[*]	[*]	[*]	[*]	[*]	[*]
Operating Profit	[*]	[*]	[*]	[*]	[*]	[*]
	[*]	[*]	[*]	[*]	[*]	[*]
		Total RIPS-EMEA & Asia			Net Sales	[*]
					Gross Profit	[*]
[*]
				Operating Profit		[*]
[*]